0-30918

As filed with the Securities and Exchange Commission on August 14, 2002

02050641

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2002

TELE2 AB

(Translation of registrant's name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...   Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......   No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ....N/A...

CR

.TELE2.

FOR IMMEDIATE RELEASE
Wednesday August 14, 2002

IN JULY FIXED LINE OPERATIONS IN CONTINENTAL EUROPE ARE EBITDA POSITIVE ON A REGIONAL LEVEL

New York and Stockholm – August 14 2002 - Tele2 AB ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announces a trading update for the month of July 2002.

- **EBITDA for July 2002 MSEK 466 (July 2001, MSEK 268) up 74%**
- **MSEK 2,549. Revenue for July (2001, MSEK 2,074) up 23%**
- **Total Customers at July 31, 2002, 16.2 million**
- **Total EBITDA margin for July, 18%, for mobile in Sweden 55%, for fixed line and Internet in Sweden, 22%**

Lars-Johan Jarnheimer, President and CEO of Tele2 AB stated:

"Once again we can proudly show a gradual improvement in the company's positive result. The significant development for July is that our fixed line operations in continental Europe are now EBITDA positive for the first time on a regional level."

Financial highlights

SEK millions	July 2002	July 2001
Operating Revenue	2,549	2,074
EBITDA (i)	456	268

(i) Earnings before interest, taxes, depreciation and amortization

MARKET AREAS (MSEK)

OPERATING REVENUE

	2002 July	2001 July	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2
Nordic	1,076	965	3,379	3,398	3,145	3,026	2,912
Eastern Europe & Russia	200	102	588	494	389	284	272
Central Europe	455	507	1,374	1,348	1,372	1,215	1,205
Southern Europe	687	412	2,010	1,788	1,482	1,297	1,293
Luxembourg	68	68	195	166	184	174	163
Branded products & services	63	20	164	192	354	336	368
Total operating revenue	**2,549**	**2,074**	**7,710**	**7,386**	**6,926**	**6,332**	**6,213**

EBITDA

	2002 July	2001 July	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2
Nordic	393	351	1,204	1,098	1,079	1,076	833
Eastern Europe & Russia	58	25	133	126	76	79	58
Central Europe	-8	-38	-51	-27	-77	-119	-133
Southern Europe	11	-71	-72	-181	-329	-295	-310
Luxembourg	9	9	32	23	-37	33	-1
Branded products & services	-7	-8	-39	-90	-79	-53	-100
Total EBITDA	**456**	**268**	**1,207**	**949**	**633**	**721**	**347**

EBITDA margin

Nordic	37%	36%	36%	32%	34%	36%	29%
Eastern Europe & Russia	29%	25%	23%	26%	20%	28%	21%
Central Europe	-2%	-7%	-4%	-2%	-6%	-10%	-11%
Southern Europe	2%	-17%	-4%	-10%	-22%	-23%	-24%
Luxembourg	13%	13%	16%	14%	-20%	19%	-1%
Branded products & services	-11%	-40%	-24%	-47%	-22%	-16%	-27%
Total EBITDA margin	**18%**	**13%**	**16%**	**13%**	**9%**	**11%**	**6%**

NUMBER OF CUSTOMERS

(in thousands)	Number of customers			Net intake						
	2002 July	2001 July	Change	2002 July	2001 July	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2
Nordic	6,452	5,866	10%	5	122	1	172	198	332	81
Eastern Europe & Russia	1,253	496	153%	36	15	116	105	422	93	124
Central Europe	3,437	2,768	24%	14	-47	13399		243	133	4
Southern Europe	4,826	3,691	31%	83	38	212	245	418	215	234
Luxembourg	222	191	16%	1	5	5	5	12	13	13
Total number of customers	**16,190**	**13,012**	**24%**	**139**	**133**	**467**	**626**	**1,293**	**786**	**456**

TELE2 IN SWEDEN* (MSEK)

*Optimal Telecom is included from January 1, 2002

	2002 July	2001 July	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2
OPERATING REVENUE							
Mobile telephony	566	490	1,670	1,589	1,513	1,560	1,377
Fixed telephony and Internet	282	238	956	1,048	853	726	782
Cable Television	23	12	60	58	49	39	26
Total Tele2 in Sweden	**871**	**740**	**2,686**	**2,695**	**2,415**	**2,325**	**2,185**
EBITDA							
Mobile telephony	310	294	938	874808897			730
Fixed telephony and Internet	61	56	219	216220161			141
Cable Television	5	-5	9	4	19	-15	-19
Total Tele2 in Sweden	**376**	**345**	**1,166**	**1,094**	**1,047**	**1,043**	**852**
EBITDA margin							
Mobile telephony	55%	60%	56%	55%	53%	58%	53%
Fixed telephony and Internet	22%	24%	23%	21%	26%	22%	18%
Cable Television	22%	-42%	15%	7%	39%	-38%	-73%
Total Tele2 in Sweden	**43%**	**47%**	**43%**	**41%**	**43%**	**45%**	**39%**

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 16.2 million people in 21 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, operating public pay telephones and public Internet services; Transac, providing billing and transaction processing service; C³, offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsbörsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS:

Tele2 AB

Lars-Johan Jarnheimer — Telephone: + 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler — Telephone: +46 8 562 640 00
CFO

Andrew Best, Investor Relations, London — Telephone: +44 7798 576378

Visit our web site at www.tele2.com

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele2 AB

By: ______________________

Name: Håkan Zadler
Title: CFO

Date: 14/8/02